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                               FOURTH AMENDMENT TO
                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER


        THIS FOURTH AMENDMENT TO ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of May 31, 2005, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), CROWN MERGER CORPORATION, a Washington corporation and a wholly owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations").

        A. Parent, Purchaser, and Crown are parties to the Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004, September 15, 2004, and December 30, 2004 (the "Acquisition Agreement"), pursuant to which Purchaser will merge with and into Crown and Crown will become a wholly owned subsidiary of Parent. The parties wish to amend the Acquisition Agreement as set forth herein. Defined terms contained in this Amendment shall have the meaning ascribed to them in the Acquisition Agreement.

        B. This Amendment is entered into in conformance with Section 9.4 of the Acquisition Agreement which requires that any modification of the Acquisition Agreement be set forth in writing and signed by all parties.

        C. On or before June 20, 2005, Parent proposes to cause an affiliate to purchase from Crown a Convertible Debenture, in the principal amount of U.S. $10 million, convertible into shares of Crown's common stock, substantially in the form attached hereto as Exhibit A. Certain of the changes in this Amendment are made in contemplation of such purchase.

        NOW, THEREFORE, in consideration of the mutual agreements contained in this Amendment, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1. AMENDMENT TO SECTION 1.7.1. Section 1.7.1 is amended to read, in its entirety, as follows:

        CONVERSION OF CROWN COMMON STOCK. Each share of Crown Common Stock (other than Crown Common Stock held by Parent or Purchaser or by a Dissenter) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.34 Kinross Common Shares (the "Exchange Ratio"). Notwithstanding the foregoing, in the event that the value for the total number of Kinross Common Shares to be issued in exchange for, or on exercise or conversion of, all Crown Common Stock, Warrants, or other instruments or securities convertible into shares of Crown Common Stock outstanding as of the Closing Date (including Kinross Common Shares that would

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        be issued to Dissenters if they had not asserted their right to dissent, but excluding Kinross Common Shares that would be issued for any Crown Common Stock held by Parent or Purchaser) shall be less than $77.5 million or more than $110 million, the Exchange Ratio shall be adjusted. In the event that the total value is less than $77.5 million, the Exchange Ratio shall be increased so that the value of the total number of Kinross Common Shares issuable shall be equal to $77.5 million. In the event that the total value is greater than $110 million, the Exchange Ratio shall be decreased so that the value of the total number of Kinross Shares issuable shall be equal to $110 million. For purposes of the foregoing calculations, the value of the Kinross Common Shares issuable shall be determined based on the weighted average closing price of the Kinross Common Shares as reported by the New York Stock Exchange (or such other principal United States trading market as the Kinross Common Shares may then be traded on) for the 20 trading day period ended on the day prior to the Closing Date. All outstanding shares of Crown Common Stock as of the Effective Time will automatically be cancelled and will cease to exist. The certificates formerly representing shares of Crown Common Stock to be converted into Kinross Common Shares as described above (each a "Certificate" and, collectively, the "Certificates") will thereafter represent that number of Kinross Common Shares determined by the Exchange Ratio. Such certificates held by Dissenters shall represent the right to pursue such rights as the Dissenter may have under the Washington Act. Such certificates held by Parent or Purchaser shall be cancelled and retired and shall cease to exist and no Kinross Common Shares or other consideration shall be delivered in exchange therefor.

        2. AMENDMENT TO SECTION 8.1.2.1. Section 8.1.2.1 is amended to read, in its entirety, as follows:

        The consummation of the Merger has not occurred by (i) March 31, 2006, so long as Kinross has filed audited financial statements for the year ended December 31, 2004 with the Securities and Exchange Commission by December 31, 2005, or (ii) December 31, 2005, if such financial statements have not been filed; provided, in each case, that the party seeking to terminate this Agreement pursuant to this clause has not breached in any Material respect its obligations under this Agreement in any manner that has contributed to the failure of the consummation of the Merger on or before such date;

        3.      CONSENT TO SALE OF CONVERTIBLE DEBENTURE. For the purpose of
Section 5.1 of the Acquisition Agreement, Parent consents to the sale of the Convertible Debenture, and the issuance of Crown Common Stock upon conversion thereof, as described in Exhibit A.

        4. CONSENT TO PAYMENT OF DIVIDEND. For the purposes of Section 5.1 of the Acquisition Agreement, Parent consents to allow the Crown Board, in its sole discretion, to declare and authorize the payment by Crown of a dividend (the "Contemplated Dividend") to the holders of Crown Common Stock, in an amount not to exceed $0.21 per outstanding share of Crown Common Stock, as of the record date for such dividend, to be paid on or before September 30, 2005.

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

        5. TAX CONSEQUENCES. Parent and Crown acknowledge that if Crown declares and pays the Contemplated Dividend, the provisions of the Acquisition Agreement tax treatment of the Merger, including, without limitation, Sections 6.8, 6.11, and 7.2.4 of the Acquisition Agreement, will not apply. Accordingly, Sections 6.8, 6.11, and 7.2.4 and any other provisions of the Acquisition Agreement apply to the originally contemplated tax treatment, shall be of no further force or effect in the event that the Contemplated Dividend is paid.

        6. PAYMENT OF THIRD-PARTY PERMITTING COSTS. If the Contemplated Dividend is paid, Parent agrees to pay for all third-party permitting costs pertaining to the permitting of the Buckhorn Mountain project, including invoices for past permitting costs, received by Crown after June 1, 2005.

        7. TOLL MILLING AGREEMENT. The parties confirm that, in the event that the merger (as contemplated in the Acquisition Agreement) has not closed prior to March 31, 2006, or such later date as may be mutually agreed to by the parties, the Toll Milling Agreement between Crown and Echo Bay Minerals Company, a wholly-owned subsidiary of Parent, dated November 11, 2003, shall not terminate solely as a result of the merger not being consummated (although, depending on the circumstances, the parties may have the right to terminate the agreement, all as otherwise provided in the Toll Milling Agreement) and that the Toll Milling Agreement will remain in full force and effect, subject to the terms thereof.

        8. DIRECTORS' FEES AND EXECUTIVE OFFICER COMPENSATION. Parent acknowledges and consents to the matters set forth in the Crown Board Consent Resolution dated May 3, 2005, that has previously been provided to Parent pertaining to 2005 Crown Board fees and Executive Officer compensation.

        9. RATIFICATION OF ACQUISITION AGREEMENT. Except as specifically provided in Sections 1 through 8 hereof, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Acquisition Agreement.



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

        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this Amendment to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                  Parent:

                                      KINROSS GOLD CORPORATION


                                      By
                                        ----------------------------------------
                                           John Ivany, Duly Authorized Officer


                                  Purchaser:

                                      CROWN MERGER CORPORATION


                                      By
                                        ----------------------------------------
                                           John Ivany, Director


                                  Crown:

                                      CROWN RESOURCES CORPORATION


                                      By
                                        ----------------------------------------
                                           Christopher Herald, President and CEO



         SIGNATURE PAGE TO FOURTH AMENDMENT TO ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

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                              CONVERTIBLE DEBENTURE


U.S. $10,000,000                                             Dated: May 31, 2005

        The undersigned, CROWN RESOURCES CORPORATION, a Washington corporation ("Borrower"), promises to pay to KINROSS GOLD U.S.A., INC., a corporation existing under the laws of the Province of Ontario (hereinafter, together with any subsequent holder of this Debenture, referred to as "Lender"), at 52nd Floor Scotia Plaza, 40 King Street West, Toronto, Ontario Canada M5H 3Y2, or at such other place as Lender may designate, in lawful money of the United States, the principal sum of TEN MILLION DOLLARS AND NO/100 ($10,000,000), together with interest from the date hereof on the unpaid principal represented by this Debenture, payable as hereinafter provided.

        1. Borrower shall pay to Lender the principal amount of this Debenture five (5) years from the date hereof (the "Repayment Date"). On the Repayment Date, the entire then-remaining unpaid principal balance, plus any accrued and unpaid interest and all other fees and amounts required by this Debenture, shall be due and payable in full.

        2. The outstanding principal balance of this Debenture shall bear interest for each day from the date hereof, including the date such principal and interest accrued thereon is repaid in full, or converted as provided in
Section 3 below, at a rate per annum equal to four percent (4%). Interest shall accrue based upon a year of 360 days. Interest shall be payable on the unpaid principal balance of this Debenture yearly on the anniversary dates of the date hereof, beginning one year from the date hereof, and continuing on each successive anniversary date of the date hereof until the Repayment Date. Notwithstanding the foregoing, however, Borrower may defer the required interest payments hereunder due on the first and second anniversaries of the date hereof, and in such case, all accrued and unpaid interest due for the first three years under this Debenture shall be due and payable on the date that is three years from the date hereof.

        3. The outstanding principal balance hereof, plus any accrued and unpaid interest thereon (the "Conversion Value"), or any portion thereof, shall be convertible into shares of common stock of Borrower (the "Common Stock"), on the basis of one share of Common Stock per each 1.72414 dollars ($1.72414) of the Conversion Value, at any time subsequent to September 30, 2005, at the sole option of the Lender. Notwithstanding the foregoing, the outstanding principal balance hereof, plus any accrued and unpaid interest thereon shall be automatically converted into the Common Stock as of the day immediately prior to the closing of the transactions contemplated by that certain Acquisition Agreement and Agreement and Plan of Merger, dated as of November 20, 2003, as amended, entered into by, among others, the Lender and the Borrower (the "Merger Agreement"). In the event the Merger Agreement is terminated other than on the default of Borrower, and provided Borrower is not in default hereunder, Borrower shall have the right to cause the conversion of this Debenture to common stock of Borrower on the terms set forth above by delivering 30 days prior written notice to Lender.

        4. The number and character of Borrower's common shares issuable upon conversion of this Debenture shall be adjusted upon the occurrence of any of the following events: (i) in the event that Borrower shall fix a record date for the determination of holders of securities affected by any stock split, stock dividend, stock consolidation, reclassification, recapitalization or other similar event that will affect the number of outstanding shares of Borrower's capital stock without additional amounts being paid to Borrower, then, and in each such case, Lender, upon conversion of this Debenture at any time after such record date for such event, shall receive that number of shares of Borrower's common stock (or other securities into which the common stock may have been converted) to which Lender would have been entitled if it had converted this Debenture immediately prior to such record date; and (ii) in the event that Borrower, after the date hereof, shall reorganize, consolidate with, or merge into another entity or convey all or substantially all of its assets to another entity, then Lender, upon the conversion of this Debenture at any time after the consummation of such transaction, shall be entitled to receive, in lieu of the securities and property receivable upon the conversion of this Debenture prior to such consummation, the stock or other securities or property to which Lender would have been entitled to receive upon the consummation of such transaction if it had converted this Debenture immediately prior thereto, and the successor or purchasing corporation in such transaction shall duly execute and deliver to Lender an acknowledgement of its obligations hereunder.

        5. Each payment under this Debenture shall be applied first to the payment of Lender's costs, fees and expenses as provided herein, second, to accrued but unpaid interest due under this Debenture, and third, to the reduction of unpaid principal owing under this Debenture.

        6. Borrower is purchasing the Debenture for its own account and not with a view to distribution or resale. Until the termination or consummation of the Acquisition Agreement and Agreement and Plan of Merger dated November 20, 2003, as amended, entered into by, among others, Kinross Gold Corporation and Lender, Borrower agrees not to transfer this Debenture or the shares of common stock issuable on conversion of the Debenture to any person other than an entity controlled by, controlling or under common control with Borrower.

        7. If one or more of the following events (each an "Event of Default") shall have occurred and be continuing:

                (a) Borrower shall fail to pay any principal of this Debenture when due, or interest thereon or any fees or any other amounts payable hereunder within 10 days after the due date thereof;

                (b) Borrower shall fail to pay its debts generally as they become due, or shall file a petition, proceeding, case or action for relief under any bankruptcy, reorganization, insolvency or moratorium law, rule, regulation, statute or ordinance (each a "Law"), or any other Law for the relief of, or related to, debtors; or

                (c) Any involuntary petition is filed under any bankruptcy or similar Law against Borrower, or a receiver, trustee, liquidator, assignee, custodian, sequestrator or other similar official is appointed to take possession of any of the assets or properties of Borrower;

then, and in every such event, without notice to Borrower or any other act by Lender, the entire unpaid principal balance hereunder, together with all accrued but unpaid interest and all fees and charges required by this Debenture, shall, at the option of Lender, at once become due and payable without presentment, demand, protest or notice of any kind, all of which are hereby waived by Borrower (time being the essence hereof). The failure of Lender to exercise any right or remedy upon the occurrence or continuance of an Event of Default shall not constitute or be construed to constitute a waiver of any right or remedy of Lender.

        8. Notwithstanding any other provision contained in this Debenture or in any agreement, document or instrument related to the transaction of which this Debenture is a part: (a) the rates of interest

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

and charges and the payments provided for herein and therein shall in no event exceed the rates and charges and the payments which would result in interest being charged at a rate equaling the maximum allowed by law; and (b) if, for any reason whatsoever, Lender ever receives as interest (or as a charge in the nature of interest) in connection with the transaction of which this Debenture is a part an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion thereof as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid principal balance then outstanding hereunder. Any such amount shall not be applied toward payment of interest (or toward payment of a charge in the nature of interest).

        9. In the event that (a) any payment under this Debenture is not made at the time and in the manner required hereunder, (b) Lender incurs any costs of collection or other costs reasonably necessary for the protection of the interest of Lender with respect to this Debenture, or (c) Lender exercises its right to accelerate the maturity of the obligations hereunder, Borrower agrees to pay any and all costs and expenses (regardless of the particular nature thereof and whether incurred before or after the initiation of suit or before or after judgment) which may be incurred by Lender in connection with the enforcement of any of its rights under this Debenture, including court costs and attorneys' fees.

        10. The undersignedhereby waives presentment for payment and notice or dishonor of this Debenture.

        11. Lender may assign this Debenture and/or any interest therein without the approval, consent or permission of Borrower.

        12. Except as expressly set forth to the contrary in this Debenture, all notices, requests, or consents provided for or permitted to be given under this Debenture must be in writing and shall be deemed delivered: (i) upon delivery if delivered in person or by telecopy with confirmation of receipt;
(ii) three business days after deposit in the United States or Canadian mail, addressed to the recipient, postage prepaid, and registered or certified with return receipt requested; or (iii) one business day after deposit with a national overnight courier. Such notices, demands, and other communications shall be sent to each party at the address or telecopy number indicated below:

                If to Lender:

                Kinross Gold Corporation
                52nd Floor Scotia Plaza
                40 King Street West
                Toronto, Ontario Canada M5H 3Y2
                Telephone: (416) 365-5123
                Facsimile: (416) 363-6622

                with a copy to:

                Keith L. Pope
                Parr Waddoups Brown Gee & Loveless
                185 South State Street, Suite 1300
                Salt Lake City, Utah 84111-1537
                Telephone: (801) 531-7840
                Facsimile: (801) 532-7750

                If to Borrower:

                Crown Resources Corporation
                4251 Kipling Street, Suite 390
                Wheat Ridge, Colorado  80033
                Telephone: (303) 534-1030
                Facsimile: (303) 534-1809

                with a copy to:

                John J. Halle
                Stoel Rives LLP
                900 S.W. Fifth Avenue, Suite 2600
                Portland, Oregon  97204-1268
                Telephone: (503) 224-3380
                Facsimile: (503) 220-2480

or to such other address or telecopy number of such other person as the recipient party has specified by prior written notice to the sending party.

        13. Except for matters governed by federal law, all other issues and questions concerning the construction, validity, enforcement and interpretation of this Debenture and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Washington, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Washington or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Washington.



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

        IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name as of the date first above written.


                                      "BORROWER"

                                      CROWN RESOURCES CORPORATION
                                      a Washington corporation


                                      By: ______________________________________
                                      Name: ____________________________________
                                      Its: _____________________________________